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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

        FALCONBRIDGE LIMITED

internal announcement

June 26, 2006

MESSAGE FROM DEREK PANNELL

To the management team, site managers, and the human resources/communications team of Falconbridge,

This morning we announced that Inco had raised its offer for Falconbridge Limited, and that Phelps Dodge and Inco had agreed to combine to create one of the world's largest mining companies, called Phelps Dodge Inco Corporation.

This news is very exciting for Falconbridge that positions us as a key component of the world's leading nickel producer and the world's largest publicly-traded copper producer.

This is a complex announcement, and it is important that employees understand what is happening.

Attached are several documents that more fully explain the deal:

•
Joint news release from Phelps Dodge, Inco and Falconbridge

•
Message to employees

•
Employee Q&A

It is important that all employees understand this news. We ask that you ensure all employees in your area of responsibility are fully informed of today's announcement. Please ensure the attached materials are distributed to all employees. These materials are also being posted on the corporate intranet and the corporate website at www.falconbridge.com.

We are hosting a webcast conference call for the investment community at 9:00 a.m. Eastern Standard Time (EST) today. Employees are welcome to listen to this call, which can be accessed through the link on the homepage of both www.falconbridge.com.

We will also host a conference call at 1:00 pm EST to communicate directly to employees and respond to questions. The details for the call are as follows:

  •
  Time: 1:00 pm Eastern Standard Time

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  Call-in Number: 1-800-381-9619 (Toll free North America), or 416-641-6677 (Toronto and international)

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  Format: We will make brief remarks, then each site will be given the opportunity to ask questions.

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  Instructions:

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  Gather available employees into one or two conference rooms at your site and join the call 15 minutes before 1:00 pm EST. There are a limited number of phone lines, so please limit your site to two or three lines.

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    Once attendance is taken, please put your speakerphone on "mute" to reduce background noise.

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    Following our remarks, we will invite questions from each site.

Thank you for your continued efforts. We will keep you up-to-date as the process evolves.

Sincerely,

Derek Pannell

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

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  Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218
MESSAGE FROM DEREK PANNELL